

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Via E-mail
Mr. James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 Pascal Gagnon, Suite 204
Saint Leonard, Quebec, Canada H1P 1Z4

     Re: DNA Precious Metals, Inc.
             Form 10-K for the Year Ended December 31, 2013
             Filed March 26, 2014
             File No. 000-54937

Dear Mr. Chandik:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/Tia L. Jenkins

                     Tia L. Jenkins
                     Senior Assistant Chief Accountant
                     Office of Beverages, Apparel, and Mining